Gaming Ventures plc
                                 9 Myrtle Street
                              Douglas, Isle of Man
                                     IM1 1ED

                                October 23, 2006

VIA EDGAR

Owen Pinkerton, Senior Counsel
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, DC  20549

         RE:      GAMING VENTURES PLC
                  AMENDMENT NO. 2 TO FORM 20-F
                  FILED SEPTEMBER 28, 2006
                  FILE NO. 0-52163

Dear Mr. Pinkerton:

The purpose of this letter is to respond to your letter of October 20, 2006 with respect to the above-captioned filing. For ease of reference, your original comments are followed by our responses. We are concurrently filing Pre-Effective Amendment No. 3 to Form 20-F (the "Amended 20-F").

RISK FACTORS

IT COULD BE DIFFICULT TO ENFORCE A U.S. JUDGMENT AGAINST OUR OFFICERS, OUR DIRECTORS AND US, PAGE 10

1. We note your response to prior comment 3. Please relocate the risk factor that discusses the equity investment of RNG by Golden Palace so that it appears under a separate heading.

RESPONSE: the following heading has been added on top of the above-mentioned risk factor (see page 11 of the Amended 20-F):

"Possible sharing of our control of RNG with Golden Palace may make it more difficult to make certain strategic and operational decisions."

ONLINE GAMBLING REGULATION, PAGE 11

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


2. Please update this section to discuss the Unlawful Internet Gambling Enforcement Act which was signed into law in the United States on October 13, 2006.

RESPONSE: The Online Market Gaming risk factor has been revised (see page 11 of the Amended 20-F) to include the following paragraph instead of the paragraph describing the bill passed in the US House of Representatives which has now been signed into a law. In this regard, we also amended our disclosure in page 24 of the Amended 20-F:

"On October 13, 2006, President Bush signed into law the "Security and Accountability for Every Port Act of 2006", which included the "Unlawful Internet Gambling Enforcement Act of 2006" (the "Act"). The Act prohibits credit card companies and other financial institutions from paying or receiving funds for the purpose of internet gambling. The Act also authorizes state and federal law enforcement officials to seek injunctions against persons who facilitate illegal internet gambling. The Act requires the Department of the Treasury (DOT) and the Federal Reserve Board (FRB) to draft regulations to require each "designated payment system" to identify and block these restricted transactions through the establishment of policies and procedures."

U.K. REGULATION OF ONLINE GAMING, PAGE 25

3. We note your response to prior comment 7. In this section you state that you "are not conducting any gaming operations in the U.K. and currently do not intend to seek a license from a Gaming Commission. We do intend, however, to provide marketing services to licensed gaming operators by acting as affiliate of such gaming operators and provide marketing services in the U.K. to gaming operators through our websites such as www.get21.com and according to the various marketing methods described under the above heading." It appears that the methods described in the Marketing Plan section are your own internal marketing tools designed to market your own products, not those of other gaming operators. Please advise or revise as necessary. In addition, please revise to note the differences between "gaming operations" and gambling services."

RESPONSE: We have replaced the words "gambling services" with "marketing services" (see page 25 of the Amended 20-F). As we noted in our previous letter, gaming operations are different from marketing services for gaming operators through websites. A gaming operator operates online games played by players and the related software and holds a gaming license to do so. Our marketing methods, listed under the caption "Marketing Plan", are designed to provide marketing services for gaming operators and generate new players to play the game operated by them through our own get21 website. Such gaming operator will share with us revenues it receives from players referred to its website through our website.

RELATED PARTY TRANSACTIONS, PAGE 34

4. Please revise this section to provide additional details regarding the agreement entered into with Golden Palace. For example, briefly discuss the "occurrence of certain events" that allows Golden Palace to exercise its option to acquire an additional 30 percent of RNG. In addition, please briefly discuss how the right of first refusal option will be valued in the event that either Gaming Ventures or Golden Palace decides to sell its ownership stake in RNG.

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RESPONSE: The disclosure on page 34 of the Amended 20-F has been revised to include additional details relating to the agreements with Golden Palace.

We acknowledge the following:

          o We are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission;

          o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to any of our filings; and

          o We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.


We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (972) 3 647-1884 or our attorney, Mr. Oded Har-Even at (212) 660-5002 if you have any questions or require additional information.

                                                    Sincerely,
                                                    GAMING VENTURES PLC

                                                    /s/ Uri Levy
                                                    ---------------------------
                                                    By: Uri Levy
                                                        Chief Financial Officer

     cc:

     Steven Jacobs, Accounting Branch Chief
     Kelly McCusker, Accountant
     David Roberts, Staff Attorney
     Oded Har-Even, Esq.

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